AB 3/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-068504

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plexus Financial Services,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21805 Field Parkway
(No. and Street)

Deer Park (City) Illinois (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thad A. Jurczak, CPA 847-307-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION


13031537

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IIAC, Ltd.
(Name – *if individual, state last, first, middle name*)

555 East Butterfield Rd, Suite 209 Lombard, Illinois 60148
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2013
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Thad A. Jurczak, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plexus Financial Services, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Plexus Financial Services, LLC
Financial Statements

Year Ended December 31, 2012
With Report of Independent Auditor

IIAC INSURANCE INDUSTRY AUDITING AND CONSULTING, LTD

Plexus Financial Services, LLC

Year Ended December 31, 2012

Contents

IIAC INSURANCE INDUSTRY
AUDITING AND CONSULTING, LTD

555 E. BUTTERFIELD ROAD SUITE 209 LOMBARD, IL 60148

JEROME P. DUBLAN, CPA
MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Managing Member
Plexus Financial Services, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **Plexus Financial Services, LLC** (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

630.971.1200 FAX: 630.960.5033 WWW.IIACLTD.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Plexus Financial Services, LLC** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

Insurance Industry Auditing and Consulting, LLP

February 24, 2013

Exhibit A

Plexus Financial Services, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	197,356
Cash deposit - FINRA		827
Commissions receivable		87,900
Prepaid insurance		9,929
Total Assets	**$**	**296,012**

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	24,290
Member's Equity		271,722
Total Liabilities and Member's Equity	**$**	**296,012**

The accompanying notes are an integral part of the financial statements.

Exhibit B

Plexus Financial Services, LLC

Statement of Income

Year Ended December 31, 2012

Revenue		
Commissions	$	808,395
Interest		142
Total revenue		808,537
Expenses		
Employee compensation and benefits		537,705
Commission expense		23,679
Regulatory fees and expenses		7,934
Other expenses		148,490
Total expenses		717,808
Net Income	**$**	**90,729**

The accompanying notes are an integral part of the financial statements.

Exhibit C

Plexus Financial Services, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2012

Member's Equity		
Balance, beginning of year	$	255,993
Net income		90,729
Distributions to member		(75,000)
Balance, end of year	$	271,722

The accompanying notes are an integral part of the financial statements.

Plexus Financial Services, LLC

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities:		
Net Income	$	90,729
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		(40,836)
Prepaid expenses and other assets		(1,623)
Accounts payable and accrued liabilities		8,671
Net cash provided by operating activities		56,941
Cash flows from investing activities		-
Cash flows from financing activities		
Distributions paid		(75,000)
Net decrease in cash		(18,059)
Cash at beginning of year		215,415
Cash at end of year	$	197,356
Supplemental cash flow disclosures:		
Income tax payments	$	-
Interest payments	$	-
Noncash financing activities	$	-

The accompanying notes are an integral part of the financial statements.

Plexus Financial Services, LLC

Notes to Financial Statements

December 31, 2012

Note 1 – Organization and Nature of Business

Plexus Financial Services, LLC (PFS) is a licensed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and The Financial Industry Regulatory Authority (FINRA). PFS is wholly-owned by The Plexus Groupe, LLC (TPG), an independent national insurance brokerage firm, and obtained its license on December 3, 2010. PFS receives commissions for servicing retirement and group annuity plans of new and existing TPG customers

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

PFS uses the accrual method of accounting for financial reporting purposes.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions are recorded as earned at the end of each month based upon reports received from third-party administrators who calculate such commissions based upon a written agreement between PFS and the administrator.

There are some accounts in which a predetermined fee is earned in lieu of commissions. Additionally, PFS may bill for Registered Advisor consulting activities. Revenue for these transactions is recorded on a monthly basis as services are performed.

PFS also receives annual contingent commissions which are recorded upon receipt.

Concentration of Risk

Cash on deposit with financial institutions totaled approximately $200,000 as of December 31, 2012. Cash deposits could potentially be subject to credit risk as the deposits are only insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits.

Note 2 – Summary of Significant Accounting Policies (Continued)

Income taxes

The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to TPG and their owners. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

Note 3 - Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of certain fair value information about financial instruments. The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments.

Cash: Cash is carried at cost, which approximates fair value.

Note 4 – Net Capital

As an introducing broker dealer, PFS is subject to the Securities and Exchange Commission's (SEC) regulations and operational policies which require PFS to maintain a minimum amount of net capital of $5,000 and a ratio of aggregate indebtedness (AI) to net capital not exceeding 15 to 1. The Company's net capital as of December 31, 2012 was $158,066. The ratio of AI to net capital as of December 31, 2012 was 0.1537 to 1.0.

Note 5 – Related Party Transactions

PFS shares office space and various office-related expenses with TPG under an expense agreement approved by FINRA. Additionally, TPG collects commissions on behalf of PFS. At the end of each month the two parties settle the balances due on a net basis. During 2012 expenses charged by TPG to PFS were $64,772. During 2011 PFS began the process of changing all broker of record designations to PFS so, going forward, commissions will be directly received by PFS from the retirement and group annuity plan administrators.

Schedule 1

Plexus Financial Services, LLC

Computation of Net Capital

December 31, 2012

Total member's equity from Statement of Financial Condition qualified for Net Capital	$	271,722
Deductions:		
Non-allowable assets:		
Cash deposit - FINRA, (CRD account)		827
Commissions receivable		87,900
Prepaid insurance		9,929
Fidelity bond deductible in excess of 10% of bond		15,000
Net capital before haircuts on securities positions		158,066
Haircuts on securities		-
Net Capital		158,066
Required minimum net capital		5,000
Excess net capital	$	153,066

See independent auditor's report regarding supplemental information.

Schedule 2

Plexus Financial Services, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2012

Plexus Financial Services, LLC is not required to maintain a reserve requirement under Rule 15c3-3 since it does not hold any customer securities or cash.

See independent auditor's report regarding supplemental information.

Schedule 3

Plexus Financial Services, LLC

Information Relating to Possession or Control Requirement Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

Plexus Financial Services, LLC has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities during 2012.

See independent auditor's report regarding supplemental information.

IIAC INSURANCE INDUSTRY
AUDITING AND CONSULTING, LTD

555 E. BUTTERFIELD ROAD SUITE 209 LOMBARD, IL 60148

JEROME P. DUBLAN, CPA
MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on

Internal Control Required By SEC Rule 17a-5

To the Managing Member
Plexus Financial Services, LLC

In planning and performing our audit of the financial statements of Plexus Financial Services, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

630.971.1200 FAX: 630.960.5033 WWW.IIACLTD.COM

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Insurance Industry Auditing and Consulting, LLP

February 24, 2013

IIAC INSURANCE INDUSTRY
AUDITING AND CONSULTING, LTD

555 E. BUTTERFIELD ROAD SUITE 209 LOMBARD, IL 60148

JEROME P. DUBLAN, CPA
MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on
Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Managing Member
Plexus Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Plexus Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Plexus Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Plexus Financial Services, LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the calculations noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Insurance Industry Auditing and Consulting, Ltd.

February 24, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068504 FINRA DEC
PLEXUS FINANCIAL SERVICES LLC 17*17
ATTN LARRY TANTILLA AVP
21805 W FIELD PKWY STE 300
DEER PARK IL 60010-3231

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 303

B. Less payment made with SIPC-6 filed (exclude interest) (115)

____
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 188

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 188

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 188

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Plexus Financial Services, LLC
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Financial Operations Principal
(Title)

Dated the 21st day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/, 20 12
and ending 12/31/, 20 12

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 808,537
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	687,256
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income on Money Market Account (Deductions in excess of $100,000 require documentation)	142
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	687,398
2d. SIPC Net Operating Revenues	$ 121,139
2e. General Assessment @ .0025	$ 303
	(to page 1, line 2.A.)